August 12, 2024

Scott F. Kavanaugh
Chief Executive Officer
First Foundation Inc.
200 Crescent Court
Suite 1400
Dallas, Texas 75201

       Re: First Foundation Inc.
           Preliminary Proxy Statement on Schedule 14A
           File July 29, 2024
           File No. 001-36461
Dear Scott F. Kavanaugh:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Question and Answers About the Special Meeting, page 2

1. Revise this section to provide a question and answer that addresses the essential reasons that you are conducting the Special Meeting. In particular, refer to the July capital raise, including the amount sold, the implied per-share cost and the fact that the transaction will substantially dilute existing shareholders.
Summary of the July 2024 Capital Raise
The July 2024 Capital Raise, page 5

2. Revise this section, or another appropriate section, to explain in greater detail the reasons that the Board of First Foundation determined to engage in this capital increase, a transaction that effectively resulted in a change in control of the registrant. In particular, discuss any and all capital, operating or lending limitations that impacted the Board and management's decision to enter into the transaction. For instance, discuss the extent to which your commercial real estate loans exceeded regulatory guidelines, your losses in
 August 12, 2024
Page 2

       2023 and 2024, and the health of your multifamily portfolio. Your shareholders must be able to understand why the Board agreed to enter into the capital raise.
3. We note your disclosure that you believe the proceeds from July 2024 capital raise will provide you with the financial strength and flexibility to strengthen your balance sheet and aid in profitably building your deposit base, loan portfolio and high-performing wealth management business across markets. Provide investors with additional information on your current operating strategy that you will implement as a result of the capital raise, including any changes to how you plan to run your business. Please refer to
       Item 11(c)(2) disclosure and clarify whether the proceeds from the capital raise are necessary to meet those goals.
4. Revise your disclosure in this section to compare the implied per-share purchase price paid by the investors in the capital raise to the trading price of First Foundation's shares in the day prior to the public announcement.
5. Please tell us why you did not provide the financial information required by Item 13(a)
       under Items 11 of Schedule 14A. In particular, please provide your analysis as to how you concluded that financial statements are not necessary for the exercise of prudent judgment. We note that the underlying capital raise transaction involved the sale of preferred shares convertible into common for a value substantially below the existing market price. We also note that the transactions will result in the sale of a controlling interest in the company.
Board of Directors Reconstitution , page 9

6. Revise this section to discuss the extent to which the purchasers in the capital raise nominated or participated in the selection of either the new executive officer or any of the new members of the Board. Discuss any provisions of the investment agreements that give any of the investor groups individually, or collectively, the right to representation on the Board, or the right to nominate Board members.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance